DRC RESOURCES CORPORATION

ANNUAL INFORMATION FORM

(AIF)

March 25, 2004

Date of Latest Financial Year End December 31, 2003

DRC RESOURCES CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

PRELIMINARY NOTES

The Annual Information is prepared in the form prescribed by National Instrument 44-101F1 of the Canadian Securities Administrators and is hereby filed with the British Columbia, Alberta and Ontario Securities Commissions and the Toronto Stock Exchange.

Incorporated by reference into this Annual Information Form ("AIF") are the audited financial statements of DRC Resources Corporation for the financial years ended December 31, 2003, 2002, 2001 and 2000. All financial information in this AIF are prepared in accordance with generally accepted accounting principles in Canada.

All information in this AIF is as of December 31, 2003, unless otherwise indicated.

All information incorporated by reference in the Annual Information Form is filed on SEDAR Website (www.sedar.com) unless otherwise stated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made in this Annual Information Form (AIF) may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and may include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failure to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development of projects and other factors. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.

Statements in this AIF concerning potential economics are a preliminary assessment made under a certain set of parameters and assumptions. Further studies will be required to determine economic viability. The Company relies on litigation protection for "forward-looking" statements.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this AIF are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standard of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. "Mineral Resources" which are not "Mineral Reserves" do not have demonstrated economic viability.

Cautionary Note for U.S. Investors While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this release concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

ITEM 1: GLOSSARY OF TERMS AND DEFINITIONS

The following is a glossary of technical terms which are used in this registration statement to describe the DRC Resources’ business.

"Ag" means silver

"anomaly" and "anomalous" mean a value higher or lower than the expected; outlining a zone of potential exploration interest but not necessarily of commercial significance

"anorthositic" means a plutonic rock compositionally containing at least 90% plagioclase feldspar commonly associated with gabbros in stocks, dykes and batholiths

"Au" means gold

"blebs" are small rounded to elongate inclusions

"bornitic" refers to rock containing the copper sulphide mineral bornite. Cu5FeS4 an important copper ore mineral

"breccia" is a coarse grained clastic rock composed of angular broken rock fragments held together by a mineral. The name is derived from Italian meaning "broken stones, rubble"

"chalcocite" is a copper sulphide (Cu2S)

"chalcopyrite" is a copper sulphide (Cu5FeS4)

"copper equivalent" means the percentage of marketable metals or minerals contained in mineralized material, determined by converting all other metals other than copper to equivalent copper on the basis of a market prices for such metals at a given time

"Cu" means copper

"cuprite" is a copper oxide (Cu20)

"decline" means a downward sloping tunnel providing road access from the surface to underground mine operations

"development" means the work of preparing a mineral deposit for commercial production including installation of plant and machinery and the construction of all related facilities

"diamond drill" means a type of rotary drill, the bit of which is set with diamonds that cut by abrasion rather than percussion. The hollow-centred cutting bit is attached to the end of long hollow drill rods that are rotated and through which water is pumped to the cutting face of the bit. The drill cuts a circle, the rock core of which is recovered in long cylindrical sections, an inch or more in diameter.

"diorite" is a plutonic rock composed essentially of sodic plagioclase and hornblende, biotite or pyroxene with minor if any quartz or orthoclase

"disseminated ore" means a scattered distribution of generally fine-grained metal bearing minerals throughout a rock body, in sufficient quantity to make the deposit an ore

"dollars" or "$" means Canadian currency unless otherwise indicated

"exploration" means prospecting, diamond drilling and other work involved in searching for ore bodies

"fault" means a fracture or fracture zone along which there has been displacement of the sides

"gabbro" is a group of dark-colored, basic intrusive igneous rocks, the approximate intrusive equivalent of basalt

"gangue" is the valueless rock or mineral aggregates in an ore

"grade" the weight of valuable minerals in each tonne of ore

"g/t" means grams per tonne

"hypogene" means primary mineral deposits formed by generally ascending solutions in or from below the earth’s crust

"Indicated Mineral Resource" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"intrusive" a rock formed by the process of emplacement of magma in pre-existing rock

"mafic" means igneous rock primarily composed of dark coloured iron and magnesium bearing minerals

"magmatic" means rock derived from cooling magma emplaced in the earth's crust

"mineralization" means rock containing an undetermined amount of minerals or metals

"Mineral Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"Mineral Resource" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"mineral zone" means a mineral-bearing belt or area

"Ore" is a natural aggregate of one or more minerals which, at a specified time and place, may be mined, processed and sold at a profit, or from which some part may profitably be separated

"oz/t" means Troy ounces per short ton

"Pd" means palladium

"Paleozoic" is an era of geological time extending from approximately 540 to 250 million years before the present

"percussion drill" means a drill that operates by having the drill bit fall with force onto the rock

"petrographic study" is the identification of minerals with the aid of a microscope

"plutonic" means a phaneritic igneous rock that has crystallized at depth within earth’s crust

"porphyry" means an igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; it refers to a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage

"porphyry copper" is a type of deposit in which the copper mineralization occurs as discrete grains and veins throughout a large volume of rock

"Reserve" means that part of a resource which can be legally mined at a profit under specified economic conditions that are generally accepted by the mining industry as reasonable under current economic conditions, demonstrated by at least a preliminary feasibility study based on measured resources and indicated resources only

"resource" means a concentration of naturally occurring materials in such form that economic extraction is currently or potentially feasible

"short ton" a unit of weight which equals 2000 pounds

"sulphides" or "sulfides" are a group of minerals consisting of metals combined with sulphur; common metallic ores

"supergene" means a secondary enrichment of a rock body by a re-precipitation of oxides and sulphides from descending ground water

"tonne" means metric tonne (2,204 pounds)

Measurements stated in metric units covert to imperial equivalents is as follows:

Metric Units	Multiplied by	=Imperial Units
hectares	2.471	=acres
metres	3.281	=feet
kilometres	0.621	=miles (5,280 feet)
grams	0.032	=ounces (troy; 12 troy ozs/lb)
tonnes	1.102	=tons (short or 2,000 lbs)
grams/tonne	0.029	=ounces (troy)/ton

ITEM 2: CORPORATE STRUCTURE

The head and registered office and principal address of the company is located at #601-595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

The company was incorporated on January 31, 1980 under the laws of the Province of British Columbia as DRC Resources Corporation by registration of its Memorandum and Articles pursuant to the Company Act, British Columbia. The authorized capital of the Company at December 31, 2003 is 40,000,000 common shares without par value. The issued and outstanding capital of the Company is 13,206,766 common shares at the date of this report.

The company has a wholly-owned U.S. subsidiary, Dynamic Resources Corporation, Inc. Dynamic Resources Corporation, Inc. was incorporated on December 12, 1980 under the laws of the State of Nevada, United States of America.

The Company is a reporting issuer in British Columbia, Alberta and Ontario and a multiple jurisdiction filer with SEDAR. DRC Resources Corporation Common Shares are listed on the Toronto Stock Exchange (the TSX) under the symbol "DRC".

ITEM 3: GENERAL DEVELOPMENT OF BUSINESS

The Company is a natural resource exploration and development company and has been engaged in the acquisition, exploration and development of natural resource properties since January 1980. The Company has mainly engaged in exploring by way of geological investigation and the compilation and interpretation of previous geological and geophysical information, bringing the properties to drill readiness.

The recent focus of the Company has been the Afton Copper-Gold Project, located approximately 6 miles west of Kamloops, B.C. near the TransCanada Highway. The Company has an option to acquire 100% interest in the Afton Claim Group located in the Kamloops Mining Division. This property includes two open pits where government reports indicate that Afton Mines Ltd. mined and milled 27 million tons of ore and produced in excess of 450,000 ounces of Gold and 450 million pounds of Copper from 1977 to 1988.

The consideration payable for the acquisition of 100% interest in the Afton Claim Group is 2,000,000 common shares payable in stages over a 6 year period, a $6,500,000 work commitment, expenditures to be made in stages over a 9 year period and a retained 10% net profit royalty. The Company has the right to purchase the net profit royalty interest on or before December 1, 2010 for $2,000,000. The terms and conditions of this acquisition have been approved by the shareholders of the Company and the Vancouver Stock Exchange (predecessor of Canadian Venture Exchange and TSX Venture Exchange). As of November 6, 2003, 1,600,000 common shares have been paid. The work commitments are fulfilled to and including year 2003. The year 2004 option payment is due and payable on or before November 6, 2004.

Over the past four years the Company has expended approximately $4,900,000 on exploration and property evaluation on the Afton Copper-Gold Property. The Company has budgeted to expend approximately $12,000,000 of the funds raised in 2003 to carry out an advanced underground exploration program to bring the property to the feasibility stage.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is in the natural resources exploration business. On its principal property, the Afton Copper-Gold Project, located at Kamloops, British Columbia, the Company has reached advanced exploration stage.

PRINCIPAL PROPERTIES OF THE COMPANY

Afton Copper-Gold Property

Location and Access

The Afton Copper-Gold Property consists of contiguous eight 4-post mineral claims and twenty-four 2-post mineral claims (131 units) located and recorded September 1999 through October 2000, under the Mineral Tenure Act of British Columbia, in the Kamloops Mining Division within NTS map sheet 921-9W/10E. The claims are located beside the Transcanada Highway 10 kms (6 miles) west of Kamloops, British Columbia and 350 kms (220 miles) north-east of Vancouver.

4 Post Mineral Claims				2 Post Mineral Claims
Claim Name	Record Number	# of Units	Expiry Date	Claim Name	Record Number	# of Units	Expiry Date
*AFTON 1	372023	20	03/08/2011	*AFTON 5	372641	1	03/08/2011
*AFTON 2	372024	15	03/08/2011	*AFTON 6	372642	1	03/08/2011
*AFTON 3	372025	4	03/08/2011	*AFTON 7	372643	1	03/08/2011
*AFTON 4	372026	4	03/08/2011	*AFTON 8	372644	1	03/08/2011
**AFTON 8	378688	20	03/08/2011	*AFTON 9	372645	1	03/08/2011
**AFTON 9	378689	20	03/08/2011	*AFTON 10	372646	1	03/08/2011
**AFTON 17	378690	12	03/08/2011	*AFTON 11	372647	1	03/08/2011
**AFTON 18	378691	12	03/08/2011	**AFTON 10	378686	1	03/08/2011
* These mineral claims cover the area of the originally optioned mineral claims, which were abandoned and relocated (as permitted under the Mineral Tenure Act) prior to the date of the Formal Option, and are subject to the Net Profits Royalty reserved to the optionors under the Formal Option (see "Details of Acquisition" below in this section). ** These mineral claims were staked by the Company subsequent to the Formal Option, are owned outright by the Company, and are subject to no royalty or other obligations.				**AFTON 11	378687	1	03/08/2011
				**AFTON 19	379304	1	03/08/2011
				**AFTON 20	379305	1	03/08/2011
				**AFTON 25	379306	1	03/08/2011
				**AFTON 26	379307	1	03/08/2011
				**AFTON 27	379308	1	03/08/2011
				**AFTON 28	379309	1	03/08/2011
				**AFTON 29	379310	1	03/08/2011
				**AFTON 30	379311	1	08/08/2011
				**AFTON 31	379312	1	03/08/2011
				**AFTON 33	378963	1	03/08/2011
				**AFT 6	382517	1	03/08/2011
				**AFT 7	382518	1	03/08/2011
				**AFT 8	382519	1	03/08/2011
				**AFT 9	382520	1	03/08/2011
				**AFT 10	382521	1	03/08/2011

Access to the property off the main highway is by mine-site roads. Electrical power from Kamloops links to an existing mine sub-station. A water pipeline exists from Kamloops Lake and a natural gas pipeline crosses the site. By Access Agreement dated April 7, 2000 between the Company and Afton Mining Corporation, the owner of certain surface rights ("the lands"), which has been extended for short periods since exploration began in 1999, the Company was given the right to enter upon the lands of the former operator of the Afton Mine to conduct exploration. The Access Agreement requires the Company to compensate the owner for disruption or damage to any surface facilities, to reclaim areas disturbed by the Company’s operations, to post bond (which was done) against any failure to reclaim, to be responsible for any hazardous substances introduced to the lands and to insure (which has been done) and indemnify the owner against liabilities arising from any activities of the Company in and about the lands. Application has been made for a further extension to carry out the next stage of exploration. At the date of this filing no Access Agreement is in effect. There is no guarantee that the Access Agreement will be extended. If it is not extended, DRC Resources would have to apply for an arbitrated access order, which could result in delay and increased cost to compensate the surface owner for use of the area or DRC Resources could be forced to use more costly, less convenient access over Crown lands.

Use of the surface is governed by the Waste Management Act, S.B.C. 1982, c.41 as amended by Waste Management Act, 1993, S.B.C. 1993, c.25, under which an "owner" includes a person who is in possession or, has the right of control of, occupies or controls the use of the property. Liability is absolute, retroactive and joint and several and applies despite the fact that a contaminating substance was introduced to the environment in compliance with legislation and permits in effect at the time of introduction. The effect could be to render the Company liable for a waste or contaminant deposited or permitted to escape by a previous owner, subject to a government appointed ‘manager’ apportioning responsibility. The previous operator has carried out a successful reclamation program.

Details of Acquisition

By Option to Purchase Agreement ("the Option") dated September 22, 1999 DRC Resources acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 – 11, incl. mineral claims, Record Nos. 372023 – 372026 incl. and 372641 – 372647 incl. (the "Original Claims") as to 50% from Westridge Enterprises Ltd., a non-reporting British Columbia company wholly owned by John H. Kruzick, a director, the President and CEO of the Company, and as to 50% from Indo-Gold Development Ltd., a non-reporting British Columbia company owned by John Ball, a geologist. The Option provided for consideration to be a 10% Net Profit Royalty to and a property management agreement with the optionors, with exercise to be by carrying out exploration work and paying Common Shares of DRC Resources as follows:

Due Date(1)	Option Payment	Status	Exploration ($)	Status
On regulatory approval	1,000,000 Shares	Paid
Year 1 (2000)			400,000	Performed
Year 2, (2001)	200,000 Shares	Paid	600,000	Performed
Year 3 (2002)	200,000 Shares	Paid	1,000,000	Performed
Year 4 (2003)	200,000 Shares	Paid	1,000,000	Performed
Year 5 (2004)	200,000 Shares		1,000,000	Performed
Year 6 (2005)	200,000 Shares		1,000,000	Performed
Year 7 (2006)			500,000
Year 8 (2007)			500,000
Year 9 (2008)			500,000
TOTALS	2,000,000 Shares		6,500,000

Note:

  The initial option payment was due and paid following acceptance of the filing of the Formal Option by the governing regulatory body, the Canadian Venture Exchange. Subsequent option payments are due to be paid in full on or before the anniversary of the Due Date on November 10th in all future years unless otherwise agreed upon by both parties.

While the mineral claims comprising the Afton Project have been transferred into the name of DRC Resources, title is subject to reverting to the optionors if the Option is not exercised according to its terms.

On June 27, 2002 DRC Resources acquired an option exercisable on or before December 1, 2010 to purchase the 10% Net Profit Royalty from the said optionors for a cash consideration of $2 million, and the clause of the Option giving the optionors the exclusive right to act as the Operators of the Afton Project was removed from the agreement by the mutual consent of all parties involved.

History of Exploration and Production

British Columbia Department of Mines and Energy reports indicate that Afton Mines Ltd. (controlled by Teck Corporation) mined and milled 27 million tons of ore and produced in excess of 450,000 ounces of gold and 450 million pounds of copper from two open pit mines on this property from 1977 to 1988. A mill building, assay laboratory, administration building, powerline and natural gas facilities owned by Afton Operating Corporation remain on the mine-site.

The Company’s access to the previous operator’s exploration data is limited to information in the public domain, primarily in the annual and other reports of Afton Mines Ltd.

In his review of the history of prior operations by Afton Mines Ltd., the Company’s principal consultant, J.J. McDougall, P.Eng. noted that:

At production start-up in 1978 Afton Mine’s open-pit reserves were estimated at 34 million tons of 1% copper, 0.016 ounce/ton (0.58 gram/tonne) gold, and 0.12 ounce/ton (4.2 gram/tonne) silver. From 1978 to 1988, 24 million tons were mined from surface to a 280 meter depth recovering 450 million pounds of copper and 400,000 ounces of gold (Ref: B.C. Minfile Report, page 39).

These figures based on Afton Mines Ltd. reports indicate that 10 million tons of estimated open-pit "reserves" were not mined, although surface stripping on the southwest extension had begun before abandonment in 1987.

A total of two drill holes in 1973 and five in 1980 tested the 90 metre thick copper-gold zone beneath the pit-floor. The longest mineralized intersection was DDH 1973-32 which averaged 2.5% copper and 0.031 ounce/ton gold over 200 meters [true width unknown] from just above to 170 meters below the final pit-floor. The 2.5% copper grade is two and a half times higher than the 1% mine grade. Afton’s 1980 Annual Report (Page 2) stated:

"Five deep diamond drill holes were drilled to test the continuity of the ore zone beneath the open pit [which was mined to a depth of 280 metres]. As a result of these holes and two holes drilled in 1973, underground reserves have been calculated at 6,500,000 tons grading 1.55% copper, 0.047 ounces gold and 0.20 ounces silver. The deepest hole penetrated the zone 2,000 feet below surface or 1,100 feet below the final pit. The ore zone is open at depth."

In 1987-88 at the Pothook pit 500 meters east southeast of the Afton ore body 2.4 million tons containing 0.35% copper and 0.025 oz/t (0.78 g/t) gold was mined. Three drill holes below the 75 meter deep pit floor show the mineralized zone continues for at least 80 meters down-dip with an average 30 meter width containing 0.4% copper and .01 oz/ton gold and still open at depth.

Geological Setting

General Geology

The Afton and Pothook mineral zones are located at the northern end of the late Triassic- to early Jurassic Iron Mask Batholith where it contacts Tertiary volcanic rocks and sediments lying to the north along an unconformable and faulted contact. The Iron Mask Batholith is a 35 km northwest-elongated composite sub-alkaline to alkaline pluton made-up of several different mafic to felsic intrusive phases and is contained within older Triassic-aged volcanic rocks of the Nicola Group. Copper mineralization at Afton is contained in the early Jurassic-aged Cherry Creek Unit, a sub-unit of the Iron Mask Batholith - (Carr, 1976).

Local Geology

The Afton Deposit lies within heavily altered syenitic micro-diorite. The upper 200 m (650 ft) of the deposit that was mined in the open-pit hosts secondary minerals defined by native copper commonly accompanied by chalcocite and cuprite. Contact with the primary (hypogene) sulphide zone occurs at the extreme western end of the secondary mineral body at about 400 m (1312 ft) (a.s.l.) elevation where bornite and chalcopyrite, with or without minor chalcocite and native copper, occur in a southwest-trending structurally controlled zone. This occurrence of primary mineralization is now covered with pit water.

The primary zone contains the same dominant rock types as does the secondary (supergene) zone – namely a well-fractured mineralized micro-diorite – but is fresher in appearance. Microscopic studies (described in Petrographic Studies) reveal that large sections of the intrusion in which albite feldspar is a main constituent have altered to light brownish ankerite –an iron-magnesium carbonate. The source of the magnesium is unknown but a sizable picrite or picritic basalt to which it may be related occurs in the southwest extremity of the pit. Sub-vertical 1-5 metre thick dykes of picrite occur parallel to the southeast contact of the mineral zone. The picrite body increases to 70 metres (230 ft) in width to the southwest, and appears to dip -80 degrees southeasterly. A narrow outcropping picrite dyke related to this body parallels the Main Zone on surface for 200 metres (656 ft) and appears to parallel the hanging wall of the deeper deposit itself. As such, it is important, but presents drilling difficulties due to minor asbestos content, etc. Earlier maps, which might describe it, are no longer available.

Dykes field classified as pal green aphanitic "latite" occur sparingly through the southern portion of the deposit, often related (and paralleling) the picrite. Thicknesses range up to 20 metres adjacent to the picrite in DRC’s DDH 2K01-40.

Geological mapping including sampling of the main pit area was completed but could not be expanded outside the pit due to the lack of natural outcrop environmental rehabilitation; etc.

Afton Project Exploration

Prior to commissioning the November 1999 report of J.J. McDougall, P.Eng. the Company carried out prospecting, geological mapping and research on the area, relying on information published by the Canadian Geological Survey (GSC) and British Columbia Geological Survey (BCGS) expending approximately $10,000, including abandonment and restaking of claims and increasing holdings to 50 claim units by additional staking.

Following up an indication that considerable ore-grade material remains in two mineralized zones, the Company compiled a database from published government reports and other available exploration and mining reports to assist in determining the property’s potential and developed an exploration program to expand the mineral resources. The Company engaged J.J. McDougall, P.Eng. to review the data and program. In his November 10, 1999 Geological and Proposed Diamond Drill Program Report on the Afton and Pothook Mineral Zones, Mr. McDougall concluded that, "A 2-phase $700,000 diamond-drill program was recommended to test for additional open-pit resources, and to expand the underground tonnage and grade from the Afton Mines Ltd. inferred 6.5 million tons of 1.55% copper and 0.047 oz/ton gold. It will be necessary to determine the grade and size of possible higher-grade gold zones such as one intersected in drill hole DDH 80-4 which averaged 0.1 ounce/ton gold over 70 meters [true width unknown] which indicates an increase in gold and silver values with depth. Potential to substantially increase the 6.5 million tons is realistic considering the drill-hole information available to date confirms the deposit is open to depth and along strike."

Encouraged by favorable geological engineering, scoping and metallurgical and petrographic studies completed in early 2001 the Company continued with the exploration program on the Afton Copper-Gold Property. To December 31, 2003 the Company has carried out an exploration program, including 174,943 feet. of diamond drilling in 109 holes ranging in depth from 87 to 3,260 feet at an aggregate cost of $4,965,536, details of which are as follows:

Diamond drilling	$2,964,996
Assays	$210,626
Engineering	$680,943
Casual labour	$139,315
Meals, accommodations and travel	$154,556
Project expenses and supplies	$67,041
Project Manager and consulting expenses	$732,525
Staking costs	$15,433
Grant Recovery	$(475,849)

2003 Mineral Resource Study

In February, 2003, DRC Resources Corporation ("DRC") retained Behre Dolbear and Company Ltd. ("Behre Dolbear") to provide and independent mineral resource estimate and Qualified Person’s review and technical report for the Afton Copper/Gold Project located near Kamloops, B.C. The work entailed estimating the mineral resources of the two deposits that comprise the Afton Project in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (the "Technical Reports").

The following are excerpts from the Behre Dolbear Mineral Resource Study, dated May 26, 2003 and updated on January 15, 2004.

The Afton Copper/Gold Project is located 10 km west of Kamloops, BC, (Figure 1) on the site of the previous Afton Mine operation of Teck Cominco Ltd. ("Teck Cominco"). The property consists of eight, 4-post mineral claims and twenty-four, 2-post mineral claims for a total of 131 units covering 3150 hectares.

The Afton mineral zones are located within the 35 km long Iron Mask Batholith, at the northwest end of the 18 km long Iron Mask Pluton, composed of diorites and gabbros of Upper Triassic age (230–208 Ma). The pluton was emplaced in Upper Triassic strata of the Nicola Group composed of andesitic and basaltic flows, breccias, tuffs, mudstones, argillites, and limestones. After sporadic exploration by numerous mining companies dating from the early 1900s, an economic deposit was delineated at Afton in the early 1970s, culminating in the development of an open pit mine, which was brought into production in 1978. The assumption at that time was that the deposit was a supergene-enriched porphyry type copper deposit, in which surface water percolating down through the rock had oxidized and enriched low grade copper minerals near surface.

Open pit mining operations ceased in 1987, when at a depth of 275 m (900 ft.), supergene native copper, chalcocite and chalcopyrite ores could no longer be economically mined by open-pit methods. Subsequent drilling below the and beyond the open-pit indicated higher copper and precious metals

YUKON TERRITORY
NORTHWEST TERRITORY
BRITISH
COLUMBIA
ALBERTA
PACIFIC
OCEAN
U.S.A.
U. S. A.
Cassiar
Fort St. John
Stewart
Smithers
Prince Rupert
Prince George
Revelstoke
Afton Project
Lillooet
Kamloops
Penticton
VANCOUVER
VICTORIA
Legend:
International Boundary
Provincial Boundary
VICTORIA
Major City
Kamloops
Other City, Town
River
Lake
Project Location
AFTON COPPER-GOLD PROJECT
Afton Property Location Map
NTS: 92-I9W/10E
DRC Resources Corporation
Behre Dolbear & Company Ltd.
0 40 200 400 km
Fig.1
Drafting by Marek Mroczek

grades at depth, which is inconsistent with most porphyry copper deposits, which decrease in grade with depth. Mineralogical and petrographic examination of the deeper mineralization suggests that the Afton deposit might be analogous to a magmatic copper-nickel deposit.

In a number of programs from 2000 – 2003, DRC has drilled 90 diamond core holes for a total of 42,450 meters. All except four of these holes were NQ (5 cm drill core) holes with the remainder being BQ (4 cm drill core). All drill hole samples were prepared by DRC personnel under the supervision of a Qualified Person and were shipped to Eco Tech Laboratories Ltd., a certified laboratory, for analysis. DRC employs a comprehensive QA/QC program including the use of standards and internal and external check samples. Behre Dolbear has reviewed the QA/QC program and is of the opinion that it meets or exceeds industry standards.

The mineral resource estimates for the Afton Copper/Gold project were calculated by G. H.Giroux, P. Eng. Industry-accepted methods were used for grade estimation using the method of ordinary kriging. The assays were composited into 10 m down-hole composites. Reasonableness of grade interpolation was reviewed by visual inspection of sections displaying block model grades, drill hole composites and geology. Good agreement was observed.

The measured and indicated mineral resources at the Afton Project are presented below for both the Main Zone and the Northeast Zone. Copper equivalent values are used to present the data as grade-tonnage tables. A Scoping Study completed by Behre Dolbear in October 2003 and revised in February, 2004 has determined an economic cutoff value for the Afton Project would be around the 0.7 % Cu Equivalent level. Copper equivalent grades were calculated assuming recoveries of 90% for copper, 90% for gold, 75% for silver and 74% for palladium and the following metal prices: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz.

Table 1.1 Afton Copper/Gold Project Main Zone Measured + Indicated Resource
Cutoff Cu Eq %	Tonnes > Cutoff (tonnes)	Grade > Cutoff						Contained Product In-situ
		Cu %	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq %	Au Eq (g/t)	Cu (M lbs)	Au (M ozs)
0.30	90,810,000	0.894	0.699	2.167	0.106	1.390	2.160	1790.11	2.041
0.50	78,950,000	0.991	0.774	2.399	0.114	1.539	2.391	1725.18	1.965
0.70	68,700,000	1.082	0.845	2.619	0.119	1.679	2.609	1639.05	1.866
0.90	58,670,000	1.181	0.922	2.860	0.122	1.830	2.844	1527.83	1.739
1.20	45,880,000	1.324	1.035	3.228	0.126	2.049	3.184	1339.43	1.527

Table 1.2 Afton Copper/Gold Project Northeast Zone Measured + Indicated Resource
Cutoff Cu Eq %	Tonnes > Cutoff (tonnes)	Grade > Cutoff						Contained Product In-situ
		Cu %	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq %	Au Eq (g/t)	Cu (M lbs)	Au (M ozs)
0.30	970,000	1.116	0.945	6.367	0.096	1.799	2.795	23.87	0.029
0.50	970,000	1.116	0.945	6.367	0.096	1.799	2.795	23.87	0.029
0.70	970,000	1.120	0.948	6.396	0.096	1.806	2.806	23.96	0.030
0.90	920,000	1.152	0.980	6.651	0.101	1.860	2.890	23.37	0.029
1.20	830,000	1.204	1.034	7.054	0.107	1.953	3.035	22.04	0.028

Notes:

  Metal Prices Used: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz.
  Assumed Metal Recovery: Copper 90%, Gold 90%, Palladium 74%, and Silver 75%.
  Blocks greater than cut-off for tonnes and grade are included in the calculation for the specified grade cut-off.
  Not all tonnage will be recovered in mining, nor will all metal be recovered in milling and processing.
  The tables above included only blocks above the reported cutoff. There are also a considerable number of blocks present below this cutoff, some of which will probably be included with the material mined using the proposed mining method.

Sampling Method and Approach (from McDougall, 2003)

Consultant James McDougall, P. Eng., (the senior engineer) reviewed and advised on diamond drilling & geological fieldwork. All significantly mineralized 2001, 2002 and 2003 drill core, except for specimen sections, was logged, photographed, diamond sawed and sampled in 2 or 3 metre (7 or 10 ft) lengths, with half the core retained in the core box at the Company’s core shack and the other half taken directly (by Eco-Tech employees) to Eco-Tech Laboratories Ltd. of Kamloops, B.C. for analysis for copper, gold, silver and palladium. At the writer’s request, and noting the extreme fragmentation involved with core splitting, it was suggested that short one foot unsplit mineralized sections be retained for structural studies. From the 2000 – 2002 samples, check samples were randomly selected and sent to Acme Analytical Laboratories Ltd. and International Plasma Laboratory Ltd. of Vancouver, all of which correlated with the originals. Selected core samples were examined microscopically in the field and by petrographer J.F. Harris, Ph.D. (REF) in thin-section as reported in 2000 and 2001.

Sample Preparation, Analyses and Security (from McDougall, 2003)

Eco-Tech Laboratory of Kamloops are B.C. Certified Assayers who participate in the National Canmet Proficiency Testing, and maintain their own in-house Quality Assurance and Quality Control Program. They have been in the analytical testing business for 27 years, and are familiar with assaying the Afton samples. Their format includes presentation of results in both metric and imperial quantities.

Sample preparation and analysis were as follows: All samples are sorted, documented, dried (if necessary), roll crushed to –10 mesh, split into a 250 grams aliquots, and pulverized to 95% -140 mesh. Samples for "Metallic" Copper Assay (when requested) are split and pulverized into additional 250 gram aliquots of -10 mesh material. The entire pulp is screened to –140 mesh. Gold and palladium are assayed in 30 gram samples with conventional fire assay with an A.A. finish. Minimum reported detection for gold and palladium is 0.005 g/t. Copper is determined by Aqua Regia Digestion and A.A. finish. "Metallic" copper (when required) includes 2 copper assays per sample. Silver geochemical analysis is by Aqua Regia digestion and A.A. Finish.

Sample Area (from McDougall, 2003)

Diamond drill hole locations were plotted on plan view maps, cross sections and longitudinal projections constructed manually and/or by computer. Weighted average grades for copper, gold, palladium, silver and copper equivalents were calculated for selected drill core intervals.

Data Verification (from McDougall, 2003)

All sampling, logging, sample preparation, field and analytical procedures and security of samples was carried out in a proper manner under the supervision of the geologists and project manager. All exploration data relevant to the Afton Project was collected, calculated and analyzed either manually or by computer generated techniques to arrive at the conclusions for this mineral resource study.

Deposit Type (from McDougall, 2003)

Until DRC’s work in 2000 and 2001, the industry accepted geological model for the Afton deposit was that of an alkali-intrusive related copper-gold porphyry system similar to other south-central British Columbia deposits such as Ingerbelle and Mt. Polley, but distinguished from the more common copper-rich porphyry deposits such as the nearby Highland Valley deposits.

However DRC’s geological mapping and diamond drill-core analysis suggests the Afton deposit is not a typical porphyry system as there is no concentric zoning of alteration envelopes, and the mineralization is not totally concentrated along fractures but is finely disseminated through the host mico-diorites/monzonites. The Afton Main Zone appears in large part to be a fault-controlled high-temperature and high-pressure late-magmatic deposit. Fine-grained copper-gold mineralization disseminated throughout the 60 to 130 metre wide fault controlled zone. In the northeast portion of the deposit secondary chalcocite and native copper precipitation appear to have resulted from resulted from groundwater movement.

Mineral Zonation (from McDougall, 2003)

Mineral zoning involves changes from competent diorites with primary chalcopyrite in the southwest to brecciated diorites with secondary chalcocite, bornite, and native-copper in the northeast and can be viewed as three distinct zones:

SW Primary Zone: Cpy (chalcopyrite)

Mid Transition Zone: Bn (bornite) + Cpy (chalcopyrite)

NE Secondary Zone: CC (chalcocite) + Bn (Bornite) + Cu (native copper)

Mineralization (from McDougall, 2003)

Diamond drilling between 2000 and 2002 outlined a steeply easterly dipping, southwest plunging tabular shaped copper-rich deposit, extending southwest from the abandoned Afton open pit. It is referred to in this report as the "Afton Main Zone", or "Main Zone". It averages 800 metres (2625 ft) in length, approximately 90 metres (295 ft) in width and extends vertically at least 300 metres (980 ft). It is open to the southwest but appears partially ‘fragmented’ in certain areas to the north. Drilling in the northeast portion of the Main Zone reveals the presence of at least three other smaller, southeasterly dipping mineralized zones, which may be possible en-echelon fault offsets. This confirms observations by Carr (1976) that (within the supergene zone) separate southeasterly dipping mineralized bands are present. The largest of these smaller zones is 30 metres wide by 250 metres long.

Over 99% of 2001 and 2002 drill intersections in the southwestern one half of the Afton Main Zone consist of primary disseminated chalcopyrite, which is considered hypogene based on the presence of solid solution features, etc. Pyrite, as noted in the drill logs, occurs as a "halo" in concentrations up to 6% in the wallrock on both sides of the mineral zone and within the 200 metre (650 ft) long "chalcopyrite only" southwest section. Native copper occurs in narrow-fault structures along the hanging-wall (east) contact of the northeast section, but becomes extremely rare to the southwest. In the last 300 metres (984 ft) of the southwest half of the Main zone no native copper was recorded in drill core.

The northeast portion of the mineral zone is moderately fractured in the 3 to 9 metre (10 to 30 ft) hanging-wall portion of the overall zone while being noticeably more competent in the heavier mineralized central-section. Towards the southwest the mineralized micro-diorite host-rock becomes harder and more competent in both the hanging-wall and central portion of the zone. Numerous clay or gouge sealed fractures together with surprisingly competent "micro-faults" are present in much of the Afton Main Zone core examined by the writer. Faults, fractures, and fault gouge decrease to the southwest and gouge in particular is rare in the southwest 400 metres (1310 ft) of the Main Zone as recently tested.

Metallurgical Study (from McDougall, 2003)

Process Research Associates Ltd. ("PRA") of Vancouver conducted initial flotation tests on the Afton material in December 2000 and January 2001. This testing indicated copper recoveries of 87% and gold recoveries of 90 percent. Copper concentrate grades in excess of 40 percent were achieved. In this initial testwork palladium and silver recoveries were not recorded.

PRA conducted further flotation tests in February 2003. These tests showed that rougher flotation of –200 mesh material followed by regrind and cleaning of the concentrate produced metal recoveries of copper 91%, gold 95%, palladium 80%, platinum 78% and silver 88%. The concentrate produced in these tests graded 36.5% copper, 29.6 g/tonne gold, 0.86 g/tonne palladium, 82.1 g/tonne silver and 0.11 g/tonne platinum.

At this writing, further tests are being done by PRA to optimize grind size prior to flotation. The current and previous testing will be used for metallurgical flowsheet development for a pre-feasibility study that is currently being prepared for DRC by Behre Dolbear.

Petrographic Description (from McDougall, 2003)

Selected petrographic observation of mineralized core samples, largely from the hypogene Southwest Zone, was completed by J. Harris, Ph.D in December 31, 2001, a copy of which is available for viewing upon request at DRC’s head office #601-595 Howe Street, Vancouver, B.C. When describing the mineralization he states:

"Sulphides occur, for the most part, as random disseminations without consistent relation to host rock granularity or mineralogy…."

"…sulfide textures and sulfide/silicate relationships resemble those of the disseminated and net-textured sulfide mineralization of supposed primary magmatic character…"

"Observations (of the Southwest Zone - in which there is a mineralogical change) do not change the (earlier) overall impression that the sulphide mineralization probably formed dominantly under deep-seated, high-temperature, late-magmatic conditions."

"There is an absence of introduced gangue, or of reaction contact effects between the sulphides and the host silicates. Textural relationships between the sulphides and silicates resemble net-textured mineralization seen in certain gabbroic or anorthositic rocks – where sulphides are thought to be of magmatic origin."

"The magmatic textural relationships and the disseminated nature of the sulphides indicate that the size of the sulphide bodies will not necessarily be dependent on the degree of fracturing but on the size of the mineralized magmatic body."

Harris also comments on the size-distribution of the sulphides:

"The proportion of total copper values (in disseminated form down to extremely small particle sizes) appears small. It is estimated the majority (90%-95%) of the sulphides occur in an effective size range of 0.1 – 1.0 mm which should be readily available to conventional concentration processes."

October 2003 Advanced Scoping Study& February 2004 Update

Also in February, 2003 the Company commissioned mining consultants Behre Dolbear & Company Ltd. of Vancouver, British Columbia to undertake an economic evaluation for the Afton Copper-Gold Property, Kamloops, B.C. An update of the October 2003 Advanced Scoping Study was completed in February 2004 and filed on SEDAR. The updated study addressed the mineral resource, a number of mining methods, mineral processing, and permitting for the Afton Project. The study provided an estimate of capital and operating costs related to the potential development of an underground bulk tonnage mining operation at Afton.

The Updated Advanced Scoping Study by Behre Dolbear & Company Ltd. dated February 27, 2004, indicated that panel cave mining and conventional flotation technology are viable methods of application for mining and processing of a 51.5 Million Tonne Mineral Resource. The following outlines the proposed mine plan used in the study:

Afton Proposed Mine Plan
Total Resource To Be Mined	All Categories	51.5 million tonnes	1.72% Cu Eq
Mining Method - Underground Panel (Block) Caving
Production Rate (Mine & Mill)	9,000 tonnes per day
Total Metals Produced	Copper	1.15 billion lbs
Gold	1.25 million ozs
Avg. Annual Production	Copper (at full production)	75 million lbs
Gold (at full production)	80,000 ounces

Initial Capital Cost	$149.7 million
Unit Operating Cost (at full production)	$9.77/tonne milled
Life of Mine: Cash Operating Cost* Total Operating Cost* *Net of precious metal credits	US$ 0.15/lb Cu US$ 0.40/lb Cu
Internal Rate of Return (after-tax)	+20%
Mine Life	17.8 years
Payback Period	3.74 years

Notes:

  Metal Prices Used: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz..
  Assumed Metal Recovery: Copper 90%, Gold 90%, Palladium 74%, and Silver 75%.
  Cutoff grade of 0.70% copper equivalent for application in the mine plan.
  Blocks greater than cut-off for tonnes and grade are included in the calculation for the specified grade cut-off.
  Not all tonnage will be recovered in mining, nor will all metal be recovered in milling and processing.

Each new stage of the proposed program will be implemented based on the results obtained from the previous phase of exploration.

All technical reports, maps of the property and drill plans incorporated by reference in this AIF have been filed on the SEDAR Website or are available for viewing at the corporate office of the Company or our Website (drcresources.com).

Project Advisory Group

DRC Resources has assembled a team of Geological and Mining professionals to advise the Company on the exploration and development of the Afton Copper-Gold Project, James J. McDougall & Associates, P.Eng., James Douglas Little, P.Eng, and Douglas A. Knight, BASc.

Professional Engineer James (Jim) McDougall, with over 50 years mineral exploration experience - 30 years as Exploration Manager with Falconbridge Ltd., oversees the geological fieldwork and diamond drilling.

Doug Little’s distinguished career includes positions as Executive Vice-President and Director of Placer Dome, Craigmont Mines and Gibraltar Mines. He has also been President & CEO of Cassiar Asbestos and Director of Afton Mines. He has over 40 years experience in mining, including his 30 years with Placer Dome.

Douglas A. Knight is a senior mineral processing engineer with over 40 years of international experience, 30 years with Placer Dome involved with the development of a number of mines. He supervised the start-up of 5 major mines in the 1990's with an aggregate value of $1.8 Billion (Porgera, New Guinea; Zaldivar, Mexico; Pipeline, Nevada; Musselwhite, Ontario and Dome Expansion, Ontario).

Ajax-Python Property

Location and Access

This 4,500 acre property consists of 72 mineral claims located and recorded under Mineral Tenure Act of British Columbia and 5 crown grants, all situate in the Kamloops Mining Division within NTS map sheet 921-9W/10E of British Columbia, is situate 10 km (6 miles) southeast of the Afton Copper-Gold Property and 10 km (6miles) south of Kamloops, British Columbia.

PYTHON claims group			PYTHON claims group continued
Claim Name	Record Number	Expiry Date	Claim Name	Record Number	Expiry Date
Python No. 3	220083 (13887)	Sept. 26, 2004	Regina #1 Fr.	221484 (122400)	Sept. 26, 2004
Python No. 4	220084 (13888)	Sept. 26, 2004	Fay 1 Fr.	221488 (123081)	Sept. 26, 2004
Python No. 5	220085 (13889)	Sept. 26, 2004	Fay 2 Fr.	221489 (123082)	Sept. 26, 2004
Python No. 6	220086 (13890)	Sept. 26, 2004	Nancy Fr.	221614 (128701)	Sept. 26, 2004
Python No. 8 Fr.	220088 (13892)	Sept. 26, 2004	Horse Fr. #3	221615 (128702)	Sept. 26, 2004
Python No. 15	220089 (13889)	Sept. 26, 2004	Bear Fr.	221616 (128703)	Sept. 26, 2004
Python No. 16 Fr.	220090 (13900)	Sept. 26, 2004	Hat Fr.	221617 (128704)	Sept. 26, 2004
Cub No. 9	220091 (13903)	Sept. 26, 2004	Plane 18 Fr.	221618 (128706)	Sept. 26, 2007
Cub No. 10	220092 (13904)	Sept. 26, 2004	Plane 19 Fr.	221619 (128707)	Sept. 26, 2006
Cub No. 3	220093 (13907)	Sept. 26, 2004	Shock Fr.	221620 (128708)	Sept. 26, 2006
Cub No. 4	220094 (13908)	Sept. 26, 2004	Horse Fr. #1	221621 (128709)	Sept. 26, 2004
Cub No. 5	220095 (13909)	Sept. 26, 2004	Horse Fr. #2	221622 (128710)	Sept. 26, 2004
Cub No. 6	220096 (13910)	Sept. 26, 2004
Dot No. 2	220167 (15701)	Sept. 26, 2004	Python Crown grants
Dot No. 3	220168 (15702)	Sept. 26, 2004	Name	Lot Number
Dot No. 5	220169 (15704)	Sept. 26, 2004	Lost Chord	2561
Pye 1 Fr.	220261 (34165)	Sept. 26, 2004	Python #2	2562
Pye No. 5 Fr.	220264 (34168)	Sept. 26, 2004	Noonday	2563
Pye No. 7	220266 (34170)	Sept. 26, 2004	Copperhead	2564
Pye No. 8	220267 (34171)	Sept. 26, 2004	Python	2565
Jet No. 1	220268 (34172)	Sept. 26, 2006
Jet No. 2	220269 (34173)	Sept. 26, 2006	AJAX claims group
Jet No. 3	220270 (34174)	Sept. 26, 2006	Claim Name	Record Number	Expiry Date
Jet No. 4	220271 (34175)	Sept. 26, 2006	AJAX 1	369651 (107082)	Sept. 26, 2007
Jet No. 5	220272 (34176)	Sept. 26, 2006	AJAX 2	369652 (107082)	Sept. 26, 2007
Line No. 1	220273 (34177)	Sept. 26, 2004	AJAX 3	369653 (107082)	Sept. 26, 2007
Line No. 2	220274 (34178)	Sept. 26, 2004	AJAX 4	369654 (107082)	Sept. 26, 2007
Line No. 3	220275 (34179)	Sept. 26, 2004	AJAX 5	369655 (107082)	Sept. 26, 2007
Line No. 4 Fr.	220276 (34180)	Sept. 26, 2004	AJAX 6	369656 (107082)	Sept. 26, 2007
Jet No. 6	220297 (34202)	Sept. 26, 2007	AJAX 6	380892 (114728)	Sept. 26, 2007
Jet No. 7 Fr.	220298 (34203)	Sept. 26, 2007	AJAX 7	380893 (114728)	Sept. 26, 2007
Jet No. 8	220299 (34204)	Sept. 26, 2006	AJAX12	380894 (114728)	Sept. 26, 2007
Jet No. 9	220300 (34205)	Sept. 26, 2006	AJAX 13	380895 (114728)	Sept. 26, 2007
Jet No. 10	220323 (34228)	Sept. 26, 2007	AJAX 14	380896 (114728)	Sept. 26, 2007
Jet No. 11	220328 (34294)	Sept. 26, 2006	AJAX 15	380897 (114728)	Sept. 26, 2007
Jet No. 12	220329 (34295)	Sept. 26, 2006	AJAX 16	380898 (114728)	Sept. 26, 2007
Jet No. 13	220330 (34296)	Sept. 26, 2006	AJAX 17	380899 (114728)	Sept. 26, 2007
Jet No. 14 Fr.	220331 (34297)	Sept. 26, 2006	AJAX 18	380900 (114728)	Sept. 26, 2007
Jet No. 15	220332 (34298)	Sept. 26, 2006	AJAX 19	380901 (114728)	Sept. 26, 2007
Jet No. 16 Fr.	220333 (34299)	Sept. 26, 2006
Jet No. 17	220334 (34300)	Sept. 26, 2006
Top No. 1	220335 (34301)	Sept. 26, 2004
Top No. 2 Fr.	220336 (34302)	Sept. 26, 2004
Top No. 3 Fr.	220337 (34303)	Sept. 26, 2004

Details of Acquisition

By arm’s length, letter agreement dated February 22, 1996 the Company acquired the exclusive option from Par Five Equities Ltd. to purchase all (100%) interest in the Python claims group consisting of 67 mineral claim units and 5 crown granted mineral claims in the Kamloops Mining Division, British Columbia for 100,000 Common Shares of the Company at a deemed $0.50 per share and subject to a 2% retained net smelter return royalty in favour of the vendor. The Company exercised the purchase option by issuing the share consideration on May 21, 1996 and the mineral claims have been transferred to the Company. There are no other obligations to the optionor, who also granted the Company the right to purchase at any time the 2% net smelter royalty for a total purchase price of $100,000 payable in cash and/or shares of the Company. The Company has not exercised the option to purchase the net smelter royalty.

Subsequent to the acquisition of the Python claims group, several claims were allowed to lapse or were abandoned and relocated and additional claims staked so that the Company now holds the 72 claims and 5 crown granted mineral claims above described, including 16 contiguous Ajax mineral claims covering the area between the two Ajax open-pits, staked by the Company when the mineral rights previously held by Afton Mines Ltd. became available for staking in 1999.

The Company did not acquire, and does not own, any surface rights to the area covered by the mineral claims and crown granted mineral claims comprising the Ajax-Python Property.

History of Exploration and Production

In the past, mining operations have been carried out on both claim groups comprising this property. Originally called the Makaoo property, the Python crown grants were briefly mined in 1896. In the 1990s Afton Mines Ltd. extracted approximately 30 million tons of copper/gold ore from two Ajax open pit mines. The Company’s Ajax claims now occupy an area between the two Ajax open pit mines of Afton Mines Ltd.

Exploration Carried out by the Company

In the fall of 1996 the Company carried out a 305 meter, $30,000 program of diamond drilling and geological prospecting on this claim group. Although anomalous peripheral values were present over narrow intervals of the core, no economic values of copper/gold were intersected.

By agreement dated April 4, 1999 the Company granted Planet Ventures Inc. an option to acquire a 50% working interest in the Python mineral claims group by providing $400,000 in exploration funding. Planet Ventures Inc. funded a 3 hole, 304-metre program of diamond drilling, geological mapping, prospecting and surveying. Narrow intervals of low grade copper were intersected in one hole (99-3), but no significant sulphide mineralization was encountered in any of the three holes. On March 28, 2000 the Planet Ventures Inc. option was terminated.

The Ajax mineral claims were grouped with the Python mineral claim group for purposes of recording work done, but exploration on the Ajax claims group has been limited to prospecting, surface reconnaissance and sampling carried out in 2001 by the Company.

Geology and Mineralization

The Python claims group lies on the Iron Mask pluton, the same geologic structure as the Afton Copper-Gold Property and within 1 km of the two Ajax open pits from which Afton Mines Ltd. mined 20 million tonnes of copper/gold ore. Limited drilling has shown that sub-economic copper and gold values occur as chalcopyrite, native copper and, possibly, very fine grained bornite.

Reserves

The property contains no known orebody or mineral reserves.

Proposed Exploration and Development Program

The Company plans to carry out a geological exploration program on the property in the future. The Company will be compiling a data base on the Ajax-Python Property and from this information will develop a suitable exploration program. At this time the Company does not intend to allow any key claims to lapse.

OTHER PROPERTIES

Lipsett Lake Prospect

Location and Access

This property, consisting of 11 units under single claim Number P1229896, is located in Timmins Township on the north shore of Lipsett Lake approximately 48 km southeast of Timmins, Ontario.

Details of Acquisition

This claim was purchased outright at arm’s length from John Ball for $15,000 on October 20, 1997, free and clear of any encumbrance or royalty. The Company holds all (100%) direct interest in this claim, which is in good standing until October 14, 2006.

History of Exploration

The property has no known history of exploration.

Exploration Carried out by the Company

In May 1998 the Company carried out prospecting, a geophysical survey and mapping, which was followed up by a 291 meter diamond drill program to test the meta-volcanic sequence for polymetallic massive sulphide mineralization that is characteristic of a similar geologic setting to the north of the property. No economic metal values were found in the disseminated sulphide mineralization intersected in the test holes.

Geology and Mineralization

The property is underlain by a sequence of north-south trending meta-volcanic rocks in contact with the Kasba Lake intrusive body on the east.

Reserves

The property contains no known orebody or mineral reserves.

Proposed Exploration and Development Program

The Company has no immediate plans to carry out exploration of this property, though it intends holding the property.

Alberta Diamond Mineral Prospect

Location and Access

In 1997 the Company made application to the Alberta government (Alberta Energy Mineral Operations Division now called "Alberta Resource Development") for 64 Metallic and Industrial Minerals Permits to explore for diamonds in the area of the Wabamun Gleichen Trend in Alberta. The applications were approved by Alberta Energy in June and July of 1998. All original permits were allowed to lapse; however, in October 2000, the Company applied for 12 new Metallic and Industrial Mineral Permits in the same general area. These applications were accepted by the Albert Government. The 12 new Metallic and Industrial Mineral Permits were in good standing until April 12, 2003. The permits expired on April 12, 2003, the Company has 60 day from that date to file work to keep the permits in good standing. The Company allowed these permits to lapse in July, 2003.

PETROLEUM PROPERTY INTEREST

Hondo County, Texas Overriding Royalty

Location and Access

Through its wholly owned Nevada subsidiary, Dynamic Resources Corporation, Inc., the Company retains an overriding 1/32 royalty interest in 28 wells and owns a 25% interest in 358 acres of land all situated in Hondo County, Texas. The interest was acquired in 1980. The property and leasehold rights cost $110,867. This property yields a monthly royalty that for the year ended December 31, 2003 totaled $1,609 compared to a total of $1,743 for the year ended December 31, 2002.

Reserves

There are no reported reserves on this property.

Proposed Exploration and Development Program

The Company has engaged in no further oil and gas exploration or drilling since acquisition of this property interest and has no present plans to engage in further oil and gas acquisitions or exploration.

ITEM 5: CAPITAL STRUCTURE

Following are particulars, as at March 1, 2004, of the authorized share capital of 40,000,000 common shares without par value.

Issued Capital: 13,206,766 common shares

  Shares issued for cash during last five completed years
Fiscal Year	Common Shares Issued	Money Raised ($)
1999	1,225,000	335,000
2000	2,012,712	595,208
2001	1,603,250	4,860,437
2002	700,000	1,935,515
2003	3,570,000	22,850,242
  Incentive Stock Options Outstanding
Number of Options	Exercise Price	Expiry Date
395,000	$3.00	September 13, 2004
90,000	$3.05	September 18, 2004
50,000	$3.50	December 5, 2004
  Stock Option Plan: In accordance with Toronto Stock Exchange (TSX) ("Exchange") policies, the Company has adopted by resolution of the shareholders at the 2003 annual shareholders’ meeting, the DRC Resources Corporation Stock Option Plan (the "Plan"). The Plan complies with the requirements of Exchange Policy set out in Sections 627 – 637.3 of the TSX Company Manual. Under the Plan, 1,000,000 common shares of the Company are reserved for issuance on the exercise of stock options. The number of common shares of the Company reserved for issuance under the Plan and under previously issued and unexercised options total 1,535,000 common shares, equal to 11.62% of the Company’s issued and outstanding common shares as at March 1, 2003.

Principal Terms of Stock Option Plan

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants and service providers of the Company (and any subsidiary of the Company) and management company employees. For the purpose of the Plan, "service provider" means an employee or insider of a listed company and any other person or company engaged to provide ongoing management or consulting services for the listed company and "insider" means a person so defined in the Ontario Securities Act and associates of any person who is an insider, both as provided in TSX Company Policy Manual, Section 627. Under the Ontario Securities Act "insider" means (a) every director or senior officer of a reporting issuer, (b) every director or senior officer of a company that is itself an insider or subsidiary of a reporting issuer, (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 per cent of the voting rights attached to all voting securities of the reporting issuer for the time being outstanding other than voting securities held by the person or company as underwriter in the course of a distribution, and (d) a reporting issuer where it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Under the Plan, the Company’s board of directors may, from time to time, designate a director or other senior officer or employee of the Company as administrator of the Plan.

The Plan provides for the issuance of stock options to acquire up to a total of 1,000,000 common shares of the company (subject to standard anti-dilution adjustments). The Plan will terminate when all of the stock options have been granted or when the Plan is otherwise terminated by the Company. If a stock options expires or otherwise terminated for any reason without being exercised in full, the number of common shares in respect of which that stock option expired or terminated shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

It is in the sole discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:
      options are non-assignable and non-transferable, but may be exercised by the personal representative of the option holder in the event of the option holder’s death;
      options may be exercisable for a maximum of five years from the date of grant;
      options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
      options held by an option holder who is a director, employee, consultant or management company employee must expire on the expiry day or within 365 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of death or disability;
      options held by option holders who are terminated for cause will expire on date of termination; and
      options held by an option holder who ceases to be a director, employee, consultant or management company employee must expire on the expiry day or within 30 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of early retirement, voluntary resignation or termination other than for cause.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option agreement. The vesting schedule for each stock option will also be set out in the schedule attached to the option agreement.

In addition, a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the company as a result of (1) ceasing to meet the qualification under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders, or (iii) an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon exercise of a stock option will be as set forth in the option agreement issued in respect of such option and in any event will not be less that the discounted market price of the Company’s common shares as of the date of the grant of the stock option. The market price of the Company’s common shares for a particular date will be the closing trading price of the Company’s common shares on the day immediately preceding the date of grant of the option. Discount market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

The Company will not offer financial assistance to facilitate the purchase of shares under the Plan.

No stock option will be exercisable at a price less than the minimum price prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company. Options may not be granted to other than bona fide employees, consultants or management company employees.

No certificate for shares may be issued until fully paid for on due exercise of any stock option granted under the Plan. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.
  Dundee Securities Corporation exercised 70,000 Broker’s Warrants at an exercise price of $3.00 per share as to 5,000 common shares on March 17, 2003 and as to 65,000 common shares on May 21, 2003 relating to a Private Placement Financing of 700,000 flow-through common shares at a price of $3.00 per share that was completed on July 24, 2002.
  A Private Placement Financing of 3,450,000 common shares at a price of $7.00 per common share was completed on November 6, 2003. Orion Securities Inc. acted as lead underwriter for the Company and participated as to 80%, with Dundee Securities Corporation participating as to 10% and Salman Partners Inc. participating as to 10%. The total commission paid proportionately to the underwriters was 6.5% of the Gross Proceeds from the financing payable in cash ($1,569,000) and Compensations Options equal to 10% of the shares issued (345,0000) exercisable at a price of $7.50 on or before November 6, 2005. At the date of this AIF no Compensation Options have been exercised

Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Company.

The Company has no dividend policy in place and has no intentions of setting a policy in the near future.

ITEM 6: MARKET FOR SECURITIES

The Company’s shares are listed on the Toronto Stock Exchange (symbol "DRC").

Trading Price and Volume on TSX

Recent Year 2003	High ($)	Low ($)	Volume
January 2003	5.10	3.65	116,750
February 2003	5.78	4.65	902,192
March 2003	5.30	4.80	815,484
April 2003	5.30	4.70	103,560
May 2003	5.45	5.00	227,600
June, 2003	6.50	5.15	970,769
July, 2003	6.10	5.85	122,868
August, 2003	7.10	5.70	321,991
September, 2003	7.80	6.70	388,553
October, 2003	8.10	6.65	634,971
November, 2003	9.50	7.65	382,240
December, 2003	8.75	7.20	363,820

The Company received approval from the CDNX to conduct a Normal Course Issuers Bid to purchase up to 440,000 shares in the capital of the Company for a period of one year through the facilities of the CDNX commencing February 20, 2002. To expiry of the Normal Course Issuer Bid on February 20, 2003 the Company purchased and cancelled 252,000 shares.

Market Risk Factors

Investment in the common shares of the Company must be regarded as highly speculative due to the nature of the Company’s business and its present stage of development. It is suitable only to those investors who are willing to solely rely on the management of the Company and who can afford to lose their entire investment. The following are some of the factors peculiarly affecting the market for the securities of the Company:

  The Company does not have a history of mineral production and earnings.
  Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.
  There is a degree of uncertainty attributable to the calculation of resources. Even if resources are converted to reserves,until ore is actually mined and processed, quantity of reserves must be considered as estimates only, since the quantity of reserves may vary depending on metal prices. Any material change of reserves, grade, or recovery ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
  The mining industry is intensely competitive in all of its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself. Such competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

ITEM 7: DIRECTORS AND OFFICERS

John H. Kruzick, Sharon L. Ross, Mike Muzylowski, Thomas O. Taylor, Craig Thomas and C. Robert Edington, were elected as Directors and Officers of the Company at the Annual General Meeting of the Company held on June 16, 2003. All directors and officers will hold office until the next annual general meeting or such time as another person is elected or appointed to take his/her place.

Name, Municipality of Residence, Occupation, and Period of Service and Committee Positions of Directors & Officers

John H. Kruzick – CEO, President, Director, Executive, Corporate Governance & Nominating Committee Member, Exploration Consultant
Coquitlam, B.C.
Mr. Kruzick has been President, Director, Audit Committee Member and Exploration Consultant of DRC Resources since incorporation in January, 1980. Mr. Kruzick is a self-employeed independent business man managing the exploration and development of the resource properties and the corporate affairs of the Company.

Sharon L. Ross - Secretary, Director, Executive Committee Member, Administrative Assistant
Surrey, B.C.
Mrs. Ross has been Secretary, Director and Administrative Assistant of DRC Resources since 1981. Mrs. Ross is self-employed and manages the day to day administrative affairs of the Company.

C. Robert Edington – Director
Victoria, B.C.
Mr. Edington has been a Director of DRC Resources since 1992 and he was the CFO from December, 2000 to October, 2002. Mr. Edington is an engineer employeed by Fenco MacLaren Inc.

Mike Muzylowski – Director, Audit, Nominating & Corporate Governance Committee Member
Vancouver, B.C.
Mr. Muzylowski has been a Director and Member of the Audit Committee of DRC Resources since September, 2000. Mr. Muzylowski has held management positions and directorships with a number of mining companies including Windspear Resources, Granges Exploration and Diamondex Resources Ltd.

Thomas O. Taylor – Director, Audit, Corporate Governance and Nominating Committee Member
Langley, B.C.
Mr. Taylor has been a Director of DRC Resources since February, 2002 and member of the Audit Committee since November, 2002. Mr. Taylor is a commercial pilot employed by Air Canada. He has held directorships on the boards of several other public companies over the past 15 years. Mr. Taylor is a member of the Audit Committee

Craig D. Thomas – Director, Audit, Corporate Governance and Nominating Committee Member
West Vancouver, B.C.
Mr. Thomas has been a Director and member of the Audit Committee of DRC Resources since November, 2002. Mr. Thomas is a Harvard College graduate who obtained his law degree from the University of Alberta Law School. He was called to the British Columbia Bar in 1979. Mr Thomas is a principal of the law firm of Thomas Rondeau specializing in the practice of corporate and securities law and has served as a director on a number of public resource companies trading on North American exchanges.

Bruno J. Mosimann – Vice President of Corporate Development and Finance
Zurich, Switzerland
Bruno Mosimann has been Vice President of Corporate Development and Finance of DRC Resources since September, 2000. Mr. Mosimann has over 35 years experience in corporate finance and business development in Europe and internationally.

Maurice Lee – Vice President of Business Development
Vancouver, B.C.
Maurice Lee has been Vice President of Business Development of DRC Resources since February 1, 2002. Mr. Lee has been involved in corporate finance and business development for 30 years as an associate owner, investment executive and financier with First Canada Securities, CT Securities, Dominick & Dominick Securities Ltd. and Thomson Kernaghan & Co. Ltd.

Michael W.P. Hibbitts – Vice President of Exploration and Development
Coquitlam B.C.
Michael Hibbitts has been Vice President of Exploration and Development of DRC Resources since March 22, 2004. Mr. Hibbits is a Professional Geoscientist with over 25 years of mining and exploration experience, including six years with Northgate Exploration Ltd. where he was instrumental in the development of British Columbia’s Kemess Mine. He held key position with major mining companies, including Noranda Mines and Sherritt Gordon Mines where he supervised feasibility studies and developed mines for production. He is the co-recipient of the 2002 E.A. Scholz Award for Excellence in Mine Development.

Ian Beardmore – CFO, Executive Committee Member
Vancouver, B.C.
Ian. Beardmore has been the Chief Financial Officer (CFO) of DRC Resources since October, 2002. Mr. Beardmore has been a member of the Institute of Chartered Accountants of British Columbia since 1972 and is presently in public practice.

At December 31, 2003 the directors and officers of the Company held options exercisable in respect of 645,000 common shares.

At December 31, 2003 the Directors and Officers as a group beneficially owned, or had control or direction over, directly or indirectly, 2,827,020 common shares of the Company representing 21.91% of the issued shares of the Company.

ITEM 8: AUDIT COMMITTEE

Audit Committee (Information as required by Form 110F-1)

1. Charter

A. Mandate

The Audit Committee is a committee of the Board of Directors ("the Board"). Its primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board have established, and the Company’s audit process.

The Audit Committee has the power to conduct or authorize investigations into any matter within the scope of this policy. It may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Audit Committee or to meet with any member(s) of the Audit Committee.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to attempt to maintain an open communication between the Company’s outside auditor and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.

The Audit Committee has the duty to determine whether the Company’s financial statements are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. It accomplishes this by querying management and the outside auditor. The Audit Committee is expected to resolve disagreements between management and the outside auditor, and assure compliance with laws and regulations and the Company’s own policies. The Audit Committee provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable.

B. Membership

The Audit Committee consists of at least three Directors who shall serve on behalf of the Board. The members are appointed annually by the Board and meet the independence, financial literacy and experience requirements of the Toronto Stock Exchange and other regulatory agency as required.

C. Responsibilities

The responsibilities of the Audit Committee are to:

1. General

  Meet at least four times per year or more frequently if circumstances or the obligations of the Audit Committee require.
  Report Audit Committee actions to the Board with such recommendations as the Committee may deem appropriate.
  Annually review and reassess the adequacy of this policy and submit the recommendation to the Board for approval.
  Perform such functions as may be assigned by law, by the Company’s certificate of incorporation, memorandum, articles or similar constating documents, or by the Board.

2. Outside Auditor

  Recommend to the Board of Directors the outside auditor to be nominated and review the performance of the auditor.
  Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.
  Take reasonable steps to confirm the independence of the outside auditor, which include:
    Ensuring receipt from the outside auditor a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepting auditing practices.
    Considering and discussing with the outside auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the outside auditor;
    Approving in advance any non audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of the Toronto Stock Exchange with respect to approval of non audit related serviced performed by the auditor, and
    As necessary, taking or recommending that the Board take, appropriate action to oversee the independence of the outside auditor.

3. Audit and Review Process and Results

  Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor
  Consider and review with the outside auditor the matters required to be discussed by generally accepted auditing practices
  Review and discuss with management and the outside auditor at the completion of the annual examination:
    the Company’s audited financial statements and related notes;
    the outside auditor’s audit of the financial statements and report thereon;
    any significant changes required in the outside auditor’s audit plan;
    any serious difficulties or disputes with management encountered during the course of the audit; and
    other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards
  Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.
  Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.
  Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the company and provide their recommendations on such documents to the Board.
  Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.
  Inquire of the auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.
  Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

2. Composition of Audit Committee

The Audit Committee is composed of three independent and financially literate directors of the Company, Craig D. Thomas, Mike Muzylowski and Thomas O. Taylor.

3. Relevant Education and Experience of Audit Committee

Craig D. Thomas (acting chair of the Audit Committee) is an attorney specializing in corporate and securities law, he is partner/owner of a legal firm. Mr. Thomas has served on the board of numerous public and private companies in the natural resource sector, as well as acting as in house legal council. He has the business expertise to understand and evaluating financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position

Mike Muzylowski holds a degree in geology and has served on the board on numerous natural resource companies over the past 40 years. Mr. Muzylowski has been the President/CEO and director of several mining companies in the production and development stage. He has the business expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

Thomas O. Taylor has held directorships in several public companies over the past 15 year. As well as being a pilot for a national airline, Mr. Taylor has owns and operates a private business and is familiar with the financial obligations related such. He has the business expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position

Items 4-7 of Form 52-110F1 are not applicable

4. Pre-Approval Policies and Procedures

The policies and procedures for the engagement of non-audit services is outlined above in Item 2(iii)C of this section.

5. External Auditors Service Fees (By Category)

	2002	2003
(a) Audit Fees	$18,975	$21,715
(b) Audit-Related Fees	$5,440	$12,450
(c) Tax Fees	$3,000	$3,000
(d) All Other Fees	$0	$0

ITEM 9: INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Management

The Company is dependent on a relatively small number of key principals, including its President, the loss of any of whom could have an adverse effect on the Company.

Conflict of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other companies that acquire interests in mineral properties. Such association may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interest of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of such transaction.

Related Party Transactions

Westridge Enterprises Ltd., a non-reporting company controlled by the President and CEO of the Company, Mr. John H. Kruzick, has been paid a total of 800,000 common shares of the Company, as to 500,000 in year 2000 and 100,000 in each of the years 2001, 2002 and 2003, all as partial exercise of that property option agreement to acquire the Afton Project mineral claims as described in Item 4.D above.

There have been no other transactions or loans since the beginning of the last three financial years between the Company and any enterprise that is under common control with the Company, any associate, individual having significant influence over the Company, key management personnel of the Company, directors of the Company or any enterprise controlled by, or in which an individual having significant influence over the Company or any key management person of the Company has a substantial interest and over which such person can exercise significant influence.

Two further annual option payments of 200,000 common shares each remain to be paid to exercise the Afton Copper-Gold Project property option, one-half of which (100,000 common shares in each year) will be paid to Westridge Enterprises Ltd. The Company will make the said payments.

There are no other transactions, nor are there any proposed which are material to the Company or any related party, except

ITEM 10: TRANSFER AGENT

Registrar and Transfer Agent:

Computershare Trust Company of Canada

510 Burrard Street, Vancouver, B.C. V6C 2T5

100 University Avenue, Toronto, Ont. M5J 2Y1

ITEM 11: MATERIAL CONTRACTS

  Agency agreement by letter dated November 6, 2003 between DRC Resources and Orion Securites Inc., Dundee Securities Corporation and Salman Partners Inc. (the "Syndicate") relating to a bought deal agency offering of up to 3,450,000 Common Shares at $7.00 per Common Share. The Company paid the agent a total of $1,649,758.50 in cash commission and as reimbursement of legal fees and disbursements incurred by the agent. In addition to cash commission, the underwriters received 345,000 compensation options exercisable to purchase that number of Common Shares at $7.50 per share on or before November 6, 2005.
  Services agreement with John H. Kruzick, formalizing his engagement as President & Chief Executive Officer for a term of five years from April 23, 2003 at a base retainer fee of $500 per day with provisions for, among other things, compensation in the event of sickness and special compensation in the event of termination by the Company.
  Services agreement with Sharon L. Ross, formalizing her engagement as Corporate Secretary for a term of five years from April 23, 2003 at a base fee equal to $35.00 per hour with provisions for, among other things, compensation in the event of sickness and special compensation in the event termination by the Company .
  Mine engineering services contract with Behre Dolbear & Company Ltd. dated February 18, 2003 under which that consulting firm provides independent engineering advice, currently with respect to the economic evaluation of the Afton Copper-Gold Project.
  Agency agreement by letter dated June 12, 2002 between DRC Resources and Dundee Securities Corporation relating to a best efforts agency offering of up to 1,500,000 units or Flow-Through Common Shares (to a maximum of 700,000) at $3.00 per unit or Flow-Through Common Share. Each unit consisted of 1 Common Share and 1/2 Warrant, a whole Warrant being exercisable at $3.75 per Common Share. The agent placed 700,000 flow-through shares at $3.00 per share. The Company paid the agent a total of $168,000 in cash commission and as reimbursement of legal fees and disbursements incurred by the agent. In addition to cash commission, the agent received 70,000 broker warrants exercisable to purchase that number of Common Shares at $3.00 per share, all of which have been exercised. The agent has the right until July 24, 2004 to lead any public or private offering of securities of the Company.

ITEM 12: INTEREST OF EXPERTS

To the knowledge of the Company, no expert or counsel engaged by the Company has any shares or other material, direct or indirect, economic interest in the Company.

List of Experts and Reports Prepared:

James J. MacDougall, P.Eng (J.J. McDougall & Associates) - 2000, 2001, 2002 Diamond Drill Exploration Report and Mineral Resource Study, Afton Copper-Gold Project, March 10, 2003

James A. Currie, P.Eng (Behre Dolbear & Company Ltd) - Advanced Scoping Study on the Afton Copper-Gold Project, October, 2003 and updated February, 2004

Gary Giroux, P.Eng (Behre Dolbear & Company Ltd.) – Mineral Resource Estimate on Afton Copper-Gold Project, May, 2003 and Update January, 2004

Frank Wright, P.Eng (Process Research Associates Ltd.) Afton Project Chalcopyrite Composite Flotation Study, February, 2003

Gie Tan, Ph.D (Process Research Associates Ltd) DRC Resources Project North and Southwest Zone Composite Flotation Study, October 23, 2003

ITEM 13: ADDITIONAL INFORMATION

Additional information on the Company may be found on SEC at www.sedar.com or the Company’s website at www.drcresources.com.

Directors’ & Officers’ remuneration and indebtedness and other financial information may be found in the MD&A and financial statements for the interim periods for years 2000 -2003 and the year end periods 1999-2002 filed on the SEDAR Website (www.sedar.com) and also the Company’s website (www.drcresources.com).